ENHANCED DEATH BENEFIT RIDER

The "Death Benefits Before Annuitization" provision of the annuity contract to which this rider is attached is hereby deleted and replaced with the following.

Enhanced Death Benefits Before Annuitization

An enhanced death benefit is payable to the beneficiary upon the earlier death of you or the annuitant while this contract is in force and prior to annuitization.

We will pay the beneficiary the greatest of the following amounts less any applicable purchase payment credits that have not vested:

1.       the contract value as of the date we receive proof of death; or

2. the total payments and any applicable purchase payment credits made to the contract minus adjustments for partial withdrawals; or

3. the highest contract value on any prior contract anniversary before your or the annuitant's 81st birthday, plus any purchase payments and purchase payment credits made since that contract anniversary and less any "adjustments for partial withdrawals" since that contract anniversary; After either your or the annuitant's 81st birthday, this value will only change due to additional payments and any applicable purchase payment credits or "adjustments for partial withdrawals"; or

4.       the variable account 5% floor.

Adjustment for Partial Withdrawals

Adjustments for partial withdrawals are calculated for each partial withdrawal as the product of (a) times (b) where:

     (a) is the ratio of the amount of the partial withdrawal (including any withdrawal charges) to the contract value on the date of (but prior
          to) the partial withdrawal.

     (b) is the benefit calculated from (2) and (3) on the date of (but prior to) the partial withdrawal.

The Variable Account 5% Floor
Prior to the earlier of your or the annuitant's 81st birthday, the Variable Account 5% Floor is equal to the sum of the value in the fixed account plus the variable account floor.

On your first contract anniversary, the variable account floor is established by accumulating your initial purchase payment and any applicable purchase payment credits to the subaccounts at 5%. On any day that you allocate additional amounts to or withdraw or transfer amounts from the subaccounts, we adjust the floor by adding the additional amounts and subtracting the adjusted withdrawals or adjusted transfers. On each contract anniversary prior to the earlier of your or the annuitant's 81st birthday, we increase the variable account floor by accumulating the prior contract anniversary's floor at 5%.

On the contract  anniversary  following  the earlier of your or the  annuitant's
81st birthday, the Variable Account 5% Floor is the floor on that anniversary increased by additional purchase payments and any applicable purchase payment credits since that anniversary and reduced by adjusted withdrawals or adjusted transfers since that anniversary.

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We calculate the adjusted withdrawals or adjusted transfers as the result of (a)
times (b) where:

     (a) is the ratio of the amount of withdrawal (including any withdrawal charges) or transfers from the subaccounts to the total in the subaccounts on the date of (but prior to) the withdrawal or transfers; and

     (b) is the variable account floor on the date of (but prior to) the withdrawal or transfer.

Any amounts payable or applied by us as described in the sections below will be based on the contract values as of the valuation date on or next following the date on which due proof of death is received at our Administrative Office.

This Rider is effective as of the contract date of this contract unless a different date is shown here.

American Enterprise Life Insurance Company



Secretary